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Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Multi Packaging Solutions International Limited

Registration Statement on Form S-1

Filed June 26, 2015

File No. 333-205278

Dear Ms. Nguyen:

On behalf of our client, Multi Packaging Solutions International Limited, a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 26, 2015 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated July 23, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Sandra Eisen, Ethan Horowitz, Anuja A. Majmudar and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 10, 2015

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that neither the Company nor anyone authorized on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Your registration statement appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please provide all of the information that may not be excluded pursuant to Rule 430A of the Securities Act, including the names of the lead underwriters. To the extent you intend to conduct a firm commitment underwritten offering, please note that we will defer further review of any amendment that does not include the names of the lead underwriters.

Response: The Company respectfully notes the Staff’s comment and has revised the front cover page, page 138 and the back cover page to include the lead underwriter.

3.	We note your statistical claims throughout the prospectus. Please attribute the source of the statistical claims and provide us with supplemental support for such statistical claims. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party’s consent. For guidance, refer to Rule 436 of the Securities Act.

Response: The Company respectfully notes the Staff’s comment and has revised pages 1, 8, 9, 10, 85, 86 and 88 to attribute the source of the statistical claims. Additionally, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Company is supplementally furnishing with this response a copy of data from The Freedonia Group, Inc., L.E.K. Consulting (International) Ltd, Smithers Pira, the International Card Manufacturers Association and the International Monetary Fund, World Economic Outlook Database, April 2015 (“IMF Report”). The reports have been marked to indicate the data referenced in this response. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the reports are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act. Management used data from The Freedonia Group, Inc., L.E.K. Consulting (International) Ltd, Smithers Pira and the International Card Manufacturers Association to inform their views regarding the size of the Company’s addressable markets, and consequently no reports (other than the IMF Report, which is cited to discuss the overall economy, and not the Company’s addressable market and was not commissioned by the Company for use in the Registration Statement) are specifically being cited in the Registration Statement.

August 10, 2015

Prospectus Summary, page 1

4.	Please provide us with substantiation for each statement describing your competitive position in your industry and your leadership position. For example, we note your disclosure that you are a “leading, global provider of value-added specialty packaging solutions focused on high complexity products for the consumer, healthcare and multi-media markets.”

Response: The Company respectfully notes the Staff’s comment and is supplementally furnishing with this response data that outlines the Company’s competitive and leadership position in its industry. The reports have been marked to indicate the data referenced in this response. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the reports are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act.

5.	We note that prior to the completion of this offering, you will become the direct parent company of Multi Packaging Solutions Global Holdings Limited. In addition to the diagram on page 15, please describe the reorganizational transactions you anticipate occurring prior to the consummation of the offering.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages ii and 15 in response to the Staff’s comment.

Our Principal Shareholders, page 16

6.	Please clarify that your principal shareholders will continue to be controlling shareholders after this offering and will have the right to designate a number of directors to your board pursuant to a shareholders’ agreement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 16 in response to the Staff’s comment.

Use of Proceeds, page 52

7.	Please disclose here your total indebtedness as of the most recent date practicable. In addition, state the approximate amount of the net proceeds intended to be used to (i) repay certain indebtedness and (ii) pay expenses related to this offering. As applicable, please also disclose the amount and intended purpose of any net proceeds received in excess of payments to be made on indebtedness outstanding under your credit facilities.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 52 to disclose the Company’s total indebtedness as of the most recent date

August 10, 2015

practicable, which for purposes of this filing is June 30, 2015. The Company will further update this number in subsequent filings to be as of the most recent practicable date at such time. The Company will revise the disclosure on page 52 in a subsequent amendment to state the approximate amount of the net proceeds intended to be used to (i) repay certain indebtedness, (ii) pay expenses related to this offering and (iii) if applicable, to disclose the amount and intended purpose of any net proceeds received in excess of payments to be made on indebtedness outstanding under the Company’s credit facilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Key Transactions, page 61

8.	We note that on page 61, you state that on February 14, 2014, you completed the closing of the combination with Chesapeake. Please reconcile that statement with your disclosure on page 16 where you state the entities entered into the Combination Agreement on November 18, 2013 or advise.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages ii and 16 to clarify that the Combination Agreement was entered into on November 18, 2013 and the combination transaction itself was consummated on February 14, 2014.

Results of Operations, page 64

9.	Please tell us how you considered the guidance of Item 303(a) of Regulation S-K with regard to discussions of segment information. It appears that only net sales are discussed here by segment.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 67-68 and 72 to include a table reflecting segment profitability and a discussion of the results in response to the Staff’s comment.

10.	We note that you have provided a comparative analysis of combined results based on the Predecessor period from July 1, 2013 to August 14, 2013 and the Successor period from August 15, 2013 to June 30, 2014. The presentation of combined information for these periods without reflecting all relevant pro forma adjustments does not appear to be appropriate. Please revise your disclosure accordingly.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company discussed the results of operations relating to net sales by comparing the net sales for the year ended June 30, 2013 to the combined total for the Predecessor period of July 1, 2013 through August 14, 2013 and the Successor period of August 15, 2013 through June 30, 2014. The Company notes that there were no required pro forma adjustments related to the Predecessor’s sales. Additionally, the Company notes that net revenue is the only section in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations where the Company compares the year ended June 30, 2013 to the combined total of the Predecessor and Successor periods. All other analysis is based on the actual periods presented in the financial statements.

August 10, 2015

Liquidity and Capital Resources, page 71

Cash and Working Capital, page 72

11.	We note that you recognized approximately $673 million of net sales and $43.6 million of operating income from your operations outside of the United States during the nine months ended March 31, 2015. We also note that total assets held outside of North America were approximately $886.1 million as of March 31, 2015. Please revise to disclose the amount of cash held overseas.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure page 75 in response to the Staff’s comment.

Significant Accounting Policies and Critical Accounting Estimates, page 77

Revenue Recognition, page 79

12.	Please revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. As part of your revised disclosure, address the process through which revenue is recognized for services offered to your customers (i.e., supply chain management, artwork services, etc.). Refer to SAB Topic 13.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company’s service revenue represents less than 1% of its total revenue and is not material to its financial statements.

Stock-Based Compensation, page 79

13.	Please revise to provide additional information regarding stock-based compensation as part of your disclosure regarding critical accounting estimates. Your revised disclosure should address the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved. In addition, please describe the extent to which the related estimates are considered highly complex and subjective. Also, explain that similar estimates will not be necessary to determine the fair value of new awards once shares of your common stock begin trading.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure pages 81-83 in response to the Staff’s comment.

August 10, 2015

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 3 — Acquisitions, page F-20

14.	Please explain to us how you determined the appropriate entities and periods of financial statements required for the acquired entities identified in your filing. Refer to Rule 3-05 of Regulation S-X and SAB Topic 1J.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company reviewed Rule 3-05 of Regulation S-X, SAB Topic 1J and the SEC Financial Reporting Manual (“FRM”) when determining the appropriate entities and periods of financial statements. For all of its acquisitions and embedded acquisitions from July 1, 2012 through the date of this letter, the Company utilized the three required significance tests: the asset test, the investment test and the income test. There are no probable acquisitions.

The Company reviewed SAB Topic 1J (“SAB 80”) Application of Rule 3-05 In Initial Public Offerings in conjunction with FRM 2070, SAB 80: Application of S-X 3-05 in Initial Registration Statements (SAB Topic 1J). Based on this accounting guidance, it is the Company’s understanding that it is the Staff’s view that initial public offerings involving businesses that have been built by the aggregation of discrete businesses that remain substantially intact after acquisition were not contemplated during the drafting of Rule 3-05 and that the significance of an acquired entity in such situations may be better measured in relation to the size of the registrant at the time the registration statement is filed, rather than its size at the time the acquisition was made. As noted above, and pursuant to FRM 2070.2, in order to apply the guidance in SAB 80, the acquired businesses must be discrete businesses which remain substantially intact after acquisition. After the Company acquires an entity, the acquired business does not remain intact as the Company has historically moved product manufacturing to other plants and has rationalized manufacturing facilities to gain efficiencies and effectuate synergies. Accordingly, in preparing its significance test the Company did not apply SAB 80 and instead applied Rule 3-05 of Regulation S-X.

The Greatest of the Three Calculations described in FRM 2015:

•	If none of the conditions exceeds 20 percent, financial statements are not required.

•	If any of the conditions exceeds 20 percent, but none exceed 40 percent, financial statements shall be furnished for at least the most recent fiscal year and any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

•	If any of the conditions exceeds 40 percent, but none exceed 50 percent, financial statements shall be furnished for at least the two most recent fiscal years and any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

•	If any of the conditions exceeds 50 percent, the full financial statements specified in Rule 3-01 and Rule 3-02 of Regulation S-X shall be furnished.

Pursuant to FRM 2015.2, the Company compared “the most recent pre-acquisition annual financial statements of the acquired business to the registrant’s pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the [Commission].” The Company converted any financial statements that were not prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) into U.S. GAAP, and translated foreign currencies into U.S. Dollars.

August 10, 2015

The Company has identified the following eight acquisitions and embedded acquisitions that occurred during the relevant time period:

•	Chesapeake Finance 2 Limited (“Chesapeake”) – February 2014

•	JLI Acquisition, Inc. (“Jet”) – April 2014

•	Integrated Printing Solutions, LLC (“IPS”) – April 2014

•	Armstrong Packaging Limited (“Armstrong”) – July 2014

•	Non-European Folding Carton and Lithographic Printing Business of AGI Global Holdings Cooperatief U.A (“Non-European ASG”) and US Folding Carton and Lithographic Printing Business of Atlas AGI Holdings LLC (“US ASG”) (collectively “ASG”) – November 2014

•	Presentation Products Group (“Presentation”) – February 2015

•	BP Media Limited (“BP Media”) – July 2015

•	Embedded acquisition: Chesapeake acquired Pharmapost SAS (“Pharmapost”) – April 2012

A summary of the results of the significant subsidiary tests for each acquisition is discussed further below. All amounts presented are in U.S. Dollars in thousands.

Significant subsidiary calculations for companies acquired for the period from August 15, 2013 through June 30, 2014:

		Chesapeake		Jet		IPS
	MPS total (June 30, 2013)	Amount	%	Amount	%	Amount	%
Assets	347,505	916,661	263.78%	28,535	8.21%	19,114	5.50%
Investment Test -Acquisition Accounting under SFAS 141R [ASC 805] Compare the total GAAP purchase price of the acquired business, to the registrant’s consolidated total assets.	347,505	342,311	98.51%	36,294	10.44%	9,660	2.78%
Income Test (from continuing operations before income taxes)	13,528			2,592	19.16%	4,403	32.55%

Chesapeake: The Company acquired (through a reverse acquisition) Chesapeake on February 14, 2014. As Chesapeake’s total assets represented greater than 50% of the Company’s total assets, full financial statements required by Rule 3-01 and Rule 3-02 of Regulation S-X were included. Since the Company has filed its Registration Statement as an emerging growth company (“EGC”), pursuant to FRM 10220.5, “if the significance tests result in a requirement to

August 10, 2015

present three years of financial statements for these other entities, an operating company EGC may present two years of financial statements for these other entities in the registration statement for its initial public offering of common equity securities.” Accordingly, the Company included audited financial statements of Chesapeake for periods covering the two fiscal years prior to its acquisition.

Jet: The Company purchased Jet on April 4, 2014. Jet is less than 20% significant for all tests and, therefore, financial statements are not required.

IPS: The Company acquired a controlling interest in IPS on April 4, 2014. IPS’s assets represented 6% of the Company’s assets, the investment in IPS represented 3% of the Company’s assets and IPS’s income represented 33% of the Company’s income. The Company respectfully submits that the registration statement and preliminary prospectus the Company plans to use for marketing the offering will be amended to include the June 30, 2015 financial statements of the Company. After the Company completed the merger with Chesapeake in February 2014, the Company increased in size to a point where the results of IPS are relatively insignificant to the Company as a whole. When the Company compared the results for IPS to the Company after the Chesapeake transaction, the percentages of the asset test, investment test and income test were approximately 1%, 1% and 6%, respectively. Accordingly, the Company has determined that it was not necessary to include audited financial statements of IPS.

Significant subsidiary calculations for companies acquired subsequent to June 30, 2014:

The Company notes that in accordance with FRM 2025.10, “in certain cases, a registrant that is a successor to a predecessor company may not have a full year of income statement information available to use as the denominator in the calculation of the income test. In these cases, the significant subsidiary income test should be calculated using only the results of operations of the successor company in the denominator.” As a result, the Company has used the financial information for the Successor period only in the calculations below.

		Armstrong		Non-European ASG	US ASG	Total ASG		Presentation		BP Media
	MPS total (June 30, 2014)	Amount	%	Amount	Amount	Amount	%	Amount	%	Amount	%
Assets	1,845,657	12,747	0.69%	142,810	84,065	226,875	12.29%	15,614	0.85%	5,498	0.30%
Investment Test -Acquisition Accounting under SFAS 141R [ASC 805] Compare the total GAAP purchase price of the acquired business, to the registrant’s consolidated total assets.	1,845,657	9,965	0.54%			134,209	7.27%	19,282	1.04%	5,267	0.29%
Income Test (from continuing operations before income taxes)	71,129	1,482	2.08%	8,614	6,101	14,715	20.69%	2,646	3.72%	2,607	3.66%

Armstrong: The Company purchased Armstrong on July 8, 2014. Armstrong is less than 20% significant for all tests and, therefore, financial statements are not required.

August 10, 2015

ASG: In accordance with FRM 2015.12, the Company notes that “acquisitions of ‘related businesses’ must be treated as a single business acquisition. Businesses are related under Rule 3-05 of Regulation S-X if: (a) they are under common control or management, or (b) their acquisitions are dependent on each other or a single common event or condition.” The Company purchased ASG on November 21, 2014. ASG’s assets represented 12% of the Company’s assets, the investment in ASG represented 7% of the Company’s assets and ASG’s income represented 21% of the Company’s income. Accordingly, ASG is significant at the 20% level. The Company included audited financial statements for Non-European ASG and US ASG for the nine months ended September 30, 2014. In accordance with Rule 3-06 of Regulation S-X, a registrant can provide audited financial statements of an acquiree for a period of 9 to 12 months to satisfy the one year requirement under Rule 3-05 of Regulation S-X.

Presentation: The Company purchased Presentation on February 28, 2015. Presentation is less than 20% significant for all tests and, therefore, financial statements are not required.

BP Media: The Company purchased BP Media on July 1, 2015. BP Media is less than 20% significant for all tests and, therefore, financial statements are not required.

Significant subsidiary calculations utilizing the Company’s year ended June 30, 2011 financial statements:

		Pharmapost
	MPS total (June 30, 2011)	Amount	%
Assets	385,061	6,826	1.77%
Investment Test -Acquisition Accounting under SFAS 141R [ASC 805] Compare the total GAAP purchase price of the acquired business, to the registrant’s consolidated total assets.	385,061	6,226	1.62%
Income Test (from continuing operations before income taxes)	8,925	446	5.00%

Pharmapost: Chesapeake purchased Pharmapost on April 30, 2012. Pharmapost is less than 20% significant for all tests and, therefore, financial statements are not required.

15.	We note your disclosure referring to the use of third party valuation specialists in determining the fair value of acquired businesses. Please tell us how you considered providing valuation reports and consents from third party valuation specialists or revise all references to the use of third party valuation specialists in your filing. For guidance, refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements throughout Note 3 to the Notes to Consolidated Financial Statements on pages F-20 through F-26 to remove all references to the Company’s use of third party valuation specialists.

August 10, 2015

16.	Please tell us why disclosure on page F-23 states that 70% of Integrated Printing Solutions, LLC was acquired, but disclosure on page 61 indicates 80%, or revise your filing for consistency.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s S-1 on page 61 in response to the Staff’s comment to adjust the ownership percentage to 70%.

Note 12 — Income Taxes, page F-37

17.	We note that you have net operating loss carryforwards with expiration dates ranging from one year to an indefinite period. Please revise to provide additional detail regarding the expiration dates for these net operating loss carryforwards. Refer to FASB ASC 740-10-50-3.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-38 to include the expiration dates of our net operating loss carryforwards.

18.	Disclosure in your filing states that you intend to reinvest the earnings of subsidiaries outside of the United Kingdom. Please provide us with an explanation for your statement that determining the amount of the unrecognized deferred tax liability for undistributed foreign earnings is not practicable. Also, please revise your disclosure to describe the types of events that would cause temporary differences for which a deferred tax liability has not been recognized to become taxable. Refer to FASB ASC 740-30-50-2.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the undistributed earnings of foreign subsidiaries are indefinitely invested in foreign operations. The Company believes it is not practicable to determine the amount of the unrecognized deferred tax liability on undistributed earnings principally due to the difficulty in determining the amount of the potential taxable undistributed earnings both for local withholding and income tax purposes due to tax treaty analysis and the availability of tax credits. These reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed earnings, particularly in light of the fact that the Company has no current intention of distributing these unremitted earnings. The Company respectfully notes the Staff’s comment requesting disclosure to describe the types of events that would cause temporary differences for which a deferred tax liability has not been recognized to become taxable, and has revised the Company’s financial statements on page F-39.

19.	Please revise to disclose the total amount of unrecognized tax benefits that, if recognized, would affect your effective tax rate. Refer to FASB ASC 740-10-50-15A.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-39 to include a discussion of tax benefits that, if recognized, would affect its effective tax rate.

Note 13 — Employee Benefit Plans, page F-39

20.

Please review the disclosure regarding your defined benefit plans to ensure that you have provided all of the information required by FASB ASC 715-20-50-1. For example, it does not appear that you have disclosed the amount of contributions expected to be made to

August 10, 2015

the plan during the next fiscal year and the assumed health care cost trend rate along with the effect of a 1% increase and the effect of a 1% decrease in the assumed health care cost trend rate.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-43 in response to the Staff’s comment. The Company has reviewed FASB ASC 715-20-50-1 and has disclosed the expected contributions to be paid during the fiscal year ended June 30, 2015 and the estimated net loss, net transition asset (obligation) and prior service credit for the plan that will be amortized from accumulated comprehensive income into net periodic pension cost over the next fiscal year. Additionally, the Company notes that as of June 30, 2014 there were former employees who were participants in a post-retirement healthcare obligation plan. The expense incurred for this plan was less than $50,000 for the year ended June 30, 2014 and the liability for this plan at June 30, 2014 was approximately $1.2 million. Accordingly, the Company has determined that the post-retirement healthcare obligation plan is not material to the financial statements and the effect of a 1% increase or decrease in the assumed health care cost trend rate is not a material disclosure to the consolidated financial statements. With the exception of the aforementioned addition, the Company believes that it has provided all other information required by FASB ASC 715-20-50-1 in its financial statements.

Note 20 — Stock Options, page F-46

21.	Please revise to disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to FASB ASC 718-10-50-2(i).

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-51 in response to the Staff’s comment.

22.	We note that certain members of management co-invested in an entity that holds an investment in Multi Packaging Solutions International Limited and that the shares held by management can attract a higher return if certain performance criteria are met. Disclosure in your filing states that this feature represents a performance condition and that no compensation expense has been recognized for any of the periods presented. Please tell us more about these shares and explain your accounting treatment. Refer to FASB ASC 718-10-25-20.

Response: In connection with Carlyle’s acquisition of Chesapeake, certain members of Chesapeake’s management were allowed to co-invest with Carlyle in an entity controlled by Carlyle that holds an investment in the Company. At the time of the grant, those members of management that invested alongside Carlyle received a specified number of ordinary shares, which were subject to a performance-based ratchet (the “Ratchet”). Pursuant to the Ratchet, certain members of management can increase their ownership percentage based on Chesapeake completing an “Exit” that results in a specified internal rate of return (“IRR”). An Exit is defined as the completion of a liquidating event, which includes the completion of an initial public offering (“IPO”). ASC 718-10-25-20 states, in part: “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition — compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will

August 10, 2015

be achieved.” An entity generally does not recognize compensation cost related to awards that vest upon a change in control or an IPO transaction until the date on which that transaction occurs. That is, a change in control or an IPO is generally not probable until it occurs. This position is consistent with the guidance in ASC 805-20-55-50 and ASC 805-20-55-51 on liabilities that are triggered upon the consummation of a business combination. Therefore, no compensation cost has been recognized in the financial statements, since the performance condition (an IPO or other liquidating event) has not yet occurred and cannot be considered probable of occurring. Compensation expense would be recognized as of the date of the completion of the Company’s contemplated IPO, regardless of whether the IRR (which is a market condition) has been achieved. Additionally, the Company has updated its critical accounting policy for Stock-Based Compensation on page 82 to reflect the accounting treatment of these awards.

23.	Disclosure on page 105 of your filing makes reference to incentive units awarded as equity-based compensation. We also note your disclosure stating that these incentive units are most similar economically to stock options. Please tell us whether these awards differ from the option awards disclosed on pages F-50 and F-51 of your filing.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the incentive unit awards discussed on page 105 are the same awards discussed on pages F-51 and F-52.

24.	We note that you have disclosed the compensation expense recognized from the issuance of time-vested options, but it does not appear that you have addressed compensation expense related to performance based options. Please revise your disclosure accordingly.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-51 in response to the Staff’s comment.

Note 22 — Segments, page F-52

25.	We note that you evaluate performance based on stand-alone segment adjusted EBITDA. Please revise to provide a reconciliation of this measure consistent with the guidance per FASB ASC 280-10-50-30b.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-55 in response to the Staff’s comment to include a reconciliation of adjusted EBITDA to net income.

26.	Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-54 in response to the Staff’s comment. Additionally, the Company respectfully submits that the Company had less than $1.0 million of intersegment sales for the nine months ended March 31, 2015. Prior to the nine months ended March 31, 2015, the Company had no intersegment sales.

August 10, 2015

Exhibits

27.	We note that your exhibit list is not complete. Please file all material contracts required by Item 601(b)(10) of Regulation S-K. Such items should include any amendments to the Second Amended Credit Agreement, the Multi-Currency Revolving Facility, the Dollar Revolving Facility and the 2015 Incentive Plan. In addition, please file any instruments defining the rights of holders of the common stock being registered in accordance with Item 601(b)(4) and a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has filed all amendments to the Second Amended Credit Agreement, the Multi-Currency Revolving Facility, the Dollar Revolving Facility and a list of the Company’s subsidiaries pursuant to Item 601(b)(21) of Regulation S-K as exhibits to Amendment No. 1. The Company will file the 2015 Incentive Plan and any instruments to be issued pursuant to the 2015 Incentive Plan in a subsequent amendment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

Sandra Eisen

Ethan Horowitz

Anuja A. Majmudar